EXHIBIT 99.1

AUSA 2013: Boeing Selects RADA's MHR for Evaluation of Its Operability as Part of Boeing's Future Directed Energy Tactical Systems

RADA's Tactical Multi-Mission Hemispheric Radar Provides Volume Surveillance and Detection of Multiple Threat Types, Including UAVs, Mortars, and Rockets

Press Release: RADA Electronic Industries Ltd. – October 17, 2013

NETANYA, Israel, Oct. 17, 2013 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (RADA) announces the selection by Boeing Directed Energy Systems of its tactical radar, the MHR -- Multi-Mission Hemispheric Radar -- for evaluation of its operability as part of Boeing's Directed Energy tactical systems. Field testing of the MHR, which was recently delivered to Boeing, will begin in the near future.

The MHR will be on display at AUSA 2013, October 21-23, Washington, D.C., Israel Pavilion, Hall B, Stand 2349.

The MHR - an S-Band, Software-Defined, Pulse-Doppler, AESA radar - has sophisticated beam forming capabilities and advanced signal processing, provides multiple missions on each radar platform, and offers unprecedented performance-to-price ratio. It is compact and mobile, delivering ideal organic, tactical surveillance solutions for force and border protection applications such as C-RAM, C-UAS, GMTI, air surveillance, and more.

According to Zvi Alon, RADA's CEO, "We are very pleased with Boeing's selection of our unique MHR, which is a vote of confidence by a world-leading defense integrator. Interest has also been expressed by other parties regarding the integration of the radar into additional tactical systems."

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sale of Tactical Land Radars for force and border protection, Inertial Navigation Systems for air and land applications, and Avionics Systems and Upgrades.

Contact:
RADA
Dubi Sella (CBDO)
Tel: +972-9-892-1111
mrkt@rada.com
www.rada.com